KIRKLAND & ELLIS LLP

AND AFFILIATED PARTNERSHIPS

Mark D. Director To Call Writer Directly: (202) 879-5151 mdirector@kirkland.com	655 Fifteenth Street, N.W. Washington, D.C. 20005 (202) 879-5000 www.kirkland.com	Facsimile: (202) 879-5200

July 3, 2008

By Electronic Transmission

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Ms. Pamela Long
Mr. Craig Slivka
Ms. Brigitte Lippmann
Ms. Patricia Armelin
Mr. John Cash

Re:	Preliminary Proxy Statement on Schedule 14A
File No. 1-06314
Filed May 28, 2008

To Whom It May Concern:

Perini Corporation, a Massachusetts corporation (“Perini”), is filing herewith by electronic transmission its amendment no. 1 (“Amendment No. 1”) to its preliminary proxy statement under cover of Schedule 14A (File No. 1-06314) (the “Proxy Statement”) relating to, among other things, the merger of Tutor-Saliba Corporation, a California corporation (“Tutor-Saliba”), with a subsidiary of Perini.

We will send to you under separate cover a copy of Amendment No. 1 to the Proxy Statement marked to show the changes made from the Proxy Statement as originally filed with the Securities and Exchange Commission (the “Commission”) on May 28, 2008. We have included in this letter Perini’s responses to the comment letter of the Staff of the Division of Corporation Finance of the Commission (the “Staff”) dated June 24, 2008.

Set forth below are the Staff’s comments, indicated in bold, together with responses thereto by Perini. Except as expressly noted to the contrary, all references to page numbers in the responses reflect re-pagination in Amendment No. 1.

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Summary, page 1

1. Please disclose the dollar value of the consideration to be paid in the transaction, the transaction costs to consummate the merger, and the allocation of the purchase price to the net assets of Tutor-Saliba, including the pro forma amount of goodwill.

In response to the Staff’s comment, Perini has added these amounts on page 2 in the “Merger Consideration” section of the summary.

Merger Consideration, page 2

2. Please quantify in this section and on page 24 the pro forma diluted earnings per common share reflecting the merger for the quarter ended March 31, 2008 and the year ended December 31, 2007 (excluding the non-recurring gain on sale of marketable securities).

In response to the Staff’s comment, Perini has disclosed these amounts in a new paragraph beginning on page 2 in the “Merger Consideration” section of the summary and on page 26.

3. Please quantify the exchange ratio as of June 30, 2008.

In response to the Staff’s comment, Perini has revised the discussion of the exchange ratio beginning on page 2 in this section under a new heading entitled “Exchange Ratio” to include a current computation of the exchange ratio.

The Shareholders Agreement, page 2

4. Please explain the purpose of the agreement to limit the degree of influence that Mr. Tutor will exert over the governance of Perini.

In response to the Staff’s comment, Perini has revised the summary description of the Shareholders Agreement in this section to explain the purpose of the restrictions in the Shareholders Agreement, including limiting the degree of influence Mr. Tutor and the other former Tutor-Saliba shareholders will exert as Perini shareholders over the governance of Perini.

KIRKLAND & ELLIS LLP

Securities and Exchange Commission

July 3, 2008

Risk Factors, page 5

5. The first risk factor focuses on the risk of failing to approve the transaction. Furthermore, you already discuss in the summary Mr. Tutor’s services as one of your reasons for engaging in the merger. Please revise this section and page 23 to focus on the risks of participating in the transaction, not the risks of refusing to participate. Also include the other most significant risk factors; for example, dilution to existing shareholders, the amount of goodwill recorded as a result of the merger, the amount of Tutor-Saliba’s excess cash to be dedicated to repaying the notes, and potential conflicts of interest with Mr. Tutor.

In response to the Staff’s comment, Perini has deleted the references to Mr. Tutor that were previously included from the summary of the risk factors beginning on page 6 and from the corresponding risk factor regarding the risk that the merger may not be completed, which now begins on page 25. In addition, Perini has revised several of the risk factors that begin on page 25 to more clearly highlight the risks of participating in the merger and has added a new risk factor beginning on page 26 that addresses dilution to the current Perini shareholders, as indicated in the Staff’s comment. Furthermore, in response to the Staff’s comment, Perini has revised the summary of the risk factors to reflect the risks to Perini shareholders of participating the merger and to more fully summarize the risks discussed in the Proxy Statement.

Material United States Federal Income Tax Consequences . . . , page 8

6. Please provide a firm conclusion regarding the tax consequences to shareholders and remove the word “expect.” Also disclose that you will receive tax opinions from counsel and provide the names of counsel providing the opinion. Please also supplementally submit copies of the tax opinions for our review.

In response to the Staff’s comment, Perini has revised this section as requested. The revisions appear on page 9. In addition, Kirkland & Ellis LLP and Latham & Watkins LLP will provide the forms of their respective tax opinions to the Staff on a supplemental basis as early as possible next week.

Additional Interests of Directors, Executive Officers and Certain Beneficial Owners, page 8

7. Please quantify in dollars the aggregate amount of Mr. Tutor’s interests that are different from and in addition to other shareholders. Also, quantify the dollar amount of the pre-closing distributions.

KIRKLAND & ELLIS LLP

Securities and Exchange Commission

July 3, 2008

In response to the Staff’s comment, Perini has revised the discussion of Mr. Tutor’s interests to quantify the values of the merger consideration and pre-closing distributions to be received in the merger (including an aggregate amount of such interests). With respect to the interest regarding the cooperation on the release of the guarantees of Mr. Tutor, Perini has not attempted to place a value on such releases as one is not readily ascertainable but has quantified the amount of such guarantees. Perini also has not attempted to estimate a value of certain non-monetary rights (such as the right to designate directors). We note that the Employment Agreement, which is intended to provide compensation for Mr. Tutor’s future services to the combined company, is described in detail elsewhere in the Proxy Statement in the section entitled “The Employment Agreement” beginning on page 83, and a copy of the Employment Agreement is included as an annex to the Proxy Statement. The revisions to reflect the amounts of Mr. Tutor’s interests in response to this comment first appear in the summary beginning on page 10 and are reflected elsewhere in the Proxy Statement, including on page 66.

Dividend Notes, page 10

8. Please quantify the pro forma amount of the dividend notes.

In response to the Staff’s comment, Perini has revised this section to add an estimate of the amount of the dividend notes that will be outstanding as of the closing of the merger. This is the amount used for purposes of the preparation of the pro forma financial statements included in the Proxy Statement, as referenced in Note 2(g) thereto. These revisions appear on page 12.

Risk Factors, page 23

The combined company will record goodwill . . ., page 25

9. Please quantify the pro forma amount of goodwill and the percentage of goodwill comprising your total assets as a result of the merger.

In response to the Staff’s comment, Perini has disclosed these amounts in this risk factor. The additional information appears on page 28.

Background of the Merger, page 32

10. Please disclose the percentage ownership that Tutor-Saliba holds directly and indirectly in Perini.

In response to the Staff’s comment, Perini has revised this section to clarify that Tutor-Saliba does not directly or indirectly own any shares of Perini common stock. The additional

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Securities and Exchange Commission

July 3, 2008

information has been added to the end of the paragraph regarding the November 13, 2007 meeting beginning on page 35.

11. Please disclose the alternatives to combining the companies, and the conclusions drawn, that were discussed by the non-management directors after the November 13, 2007 with Mr. Tutor. Additionally, elaborate on the various meetings and discussions the non-management directors held with Mr. Klein in the several weeks following the November 13, 2007 meeting.

In response to the Staff’s comment, Perini has revised this section to describe the matters that were discussed at the meeting of non-management directors on November 13, 2007 and to describe the various discussions the non-management directors held with Mr. Klein in the several weeks following that meeting. The additional information appears on page 35 and page 36, respectively.

12. Please elaborate on the discussion held between Messrs. Klein and Tutor on December 11, 2007. We note, in particular, that Mr. Tutor shared his sense of the timing and prospects of a combination.

In response to the Staff’s comment, Perini has revised this section to elaborate on the discussions on December 11, 2007. Perini has also clarified that Mr. Tutor communicated his sense of the timing and prospects of the initial public offering but did not express his views regarding the timing and prospects of a merger. The additional information appears on page 36.

13. We note that the Special Committee decided not to initiate exploration of strategic alternatives with other industry participants at its January 16, 2008 meeting; however, the Special Committee appears to have discussed alternatives at this meeting. Please elaborate on these discussions.

In response to the Staff’s comment, Perini has revised this section to elaborate on the initial determinations made at the January 16, 2008 meeting and to further explain why these initial determinations did not change throughout the process of the consideration of the merger. The additional information appears beginning on page 37.

14. Please disclose why the Special Committee rejected Mr. Tutor’s proposal that Perini shareholders own less than a majority of the combined company.

In response to the Staff’s comment, Perini has revised this paragraph to more explicitly explain that the Special Committee’s rationale for its position on the economic terms of the

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Securities and Exchange Commission

July 3, 2008

transaction was the presentation of the financial analyses of the relative values of the companies presented to them. The additional information appears on page 40.

15. Regarding the meeting between Messrs. Klein and Tutor prior to the commencement of the March 27, 2008 meeting, please explain the complications that necessitated the altering of the transaction. Also, disclose the other pending issues resolved at this meeting.

In response to the Staff’s comment, Perini has revised this paragraph to explain the decision to change the structure of the transaction and to disclose the pending issues resolved at this meeting. The additional information appears on page 43.

Recommendation of the Perini Board of Directors; Reasons for the Merger, Due Diligence, page 46

16. Please explain why Mr. Tutor’s knowledge of Tutor-Saliba’s business was not considered relevant to the Special Committee in deciding to merge. Also, disclose whether the Special Committee considered Mr. Tutor’s familiarity with Perini.

In response to the Staff’s comment, Perini has deleted the sentence regarding the relevance of Mr. Tutor’s knowledge of Tutor-Saliba noted in the Staff’s comment. On further review, this sentence did not seem appropriate, as the Special Committee did not specifically exclude (or specifically consider) Mr. Tutor’s personal knowledge of either company as a factor in reaching its decision to recommend that the Perini board of directors approve the Merger Agreement and the transactions contemplated thereby. Accordingly, Perini has not added an affirmative statement regarding the Special Committee’s specific consideration of, or specific decision to exclude consideration, Mr. Tutor’s familiarity with Perini. Given his long-standing history with Perini, Mr. Tutor’s familiarity with and knowledge of Perini was assumed throughout the Special Committee’s deliberations.

Projected Financial Information, page 50

17. We note the disclaimer on page 51 by the financial advisors and auditors relating to the financial projections. While it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for statements made in the document. We do not object if you state that such parties do not assume responsibility if future results are materially different from those forecast. Please revise.

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Securities and Exchange Commission

July 3, 2008

The language highlighted by the Staff in this comment is virtually the same as language that the Staff has accepted in several similar proxy statements. To the Staff’s point, while the section includes qualifying language about the scope of the procedures followed in creating the financial projections and explains the limited reason for their presentation in the Proxy Statement, the language does not serve to disclaim any responsibility of Perini that exists under federal securities laws. The disclaimer is made only on behalf of Perini’s and Tutor-Saliba’s financial advisors and auditors, who, of course, are not either filing persons or control persons. Accordingly, we respectfully submit that no different or additional disclosure is required or necessary.

Opinion of UBS Securities LLC, page 54

18. Please submit for staff review all materials prepared by UBS and provided to you. Provide all transcripts, summaries and board books. We may have further comments upon reviewing these materials.

In response to the Staff’s comment, UBS Securities LLC (“UBS”) has advised us that Mayer Brown LLP, counsel to UBS, will furnish a copy of the presentation made by UBS to the Special Committee on April 2, 2008. The presentation is the material provided by UBS to the Special Committee in connection with UBS rendering its opinion to the Special Committee. The presentation is being provided under separate cover requesting confidential treatment pursuant to Exchange Act Rule 12b-4 and pursuant to the provisions of CFR Section 200.83. In accordance with such rules, UBS will request that those materials be returned promptly to Mayer Brown LLP following completion of the Staff’s review thereof.

19. Please describe the “other things” that UBS considered in arriving at its opinion or delete the reference in the sentence preceding the bullet points on page 54.

The language highlighted by the Staff in this comment is taken directly from UBS’ opinion, the full text of which appears in Annex E, and a summary of the material analyses performed by UBS and presented to the Special Committee is included in the disclosure. The bullet points referenced in the Staff’s comment are not intended to constitute an exhaustive list of each and every matter or analysis that UBS deemed appropriate to consider for purposes of rendering its opinion, and we respectfully submit that the words “among other things” preceding the bullet point list are appropriate to convey this. Setting forth an exhaustive list would be impracticable and unduly burdensome and would not provide meaningful disclosure. Accordingly, we respectfully submit that no different or additional disclosure is required or necessary.

KIRKLAND & ELLIS LLP

Securities and Exchange Commission

July 3, 2008

20. Please provide more detail about how UBS selected the companies and transactions used in its analyses. Also, disclose whether any companies meeting these criteria were excluded from the analyses. We note that UBS primarily relied upon its discounted cash flow analysis; however, please elaborate on the analysis of other comparable companies and transactions.

In response to the Staff’s comment, Perini has revised this section to provide additional information about companies and transactions that UBS considered in its analyses. The revisions appear on page 61.

21. Please disclose the basis for selecting the discount rates used in the discounted cash flow analysis.

In response to the Staff’s comment, Perini has revised this section to explain the basis for selecting the discount rates used in the discounted cash flow analysis. The additional information appears beginning on page 59.

22. Please quantify in dollars the aggregate contingent fee to be paid to UBS.

In response to the Staff’s comment, Perini has revised this section to quantify the aggregate contingent fee payable to UBS. The additional information appears beginning on page 61.

23. Please quantify the compensation paid to UBS during the past two years. Please refer to Item 1015(b)(4) of Regulation M-A.

In response to the Staff’s comment, Perini has revised this section to quantify the compensation paid to UBS during the past two years for services for Perini. The additional information appears beginning on page 61.

24. We note that UBS’s opinion is dated April 2, 2008 and that you are working to complete the merger by the end of the third quarter of 2008. Please disclose whether any material changes in Perini’s or Tutor-Saliba’s operations, performance or in any of the projections or assumptions upon which UBS based its opinion have occurred since the delivery of the opinion or that are anticipated to occur before the shareholder meeting. Please also disclose how you will address material changes in your assumptions or projections that take place after the proxy statement is mailed to shareholders or after shareholders vote on the transaction.

KIRKLAND & ELLIS LLP

Securities and Exchange Commission

July 3, 2008

As noted on page 58, UBS’ opinion was based on economic, monetary, market and other conditions as in effect on, and the information available to UBS as of, the date of UBS’ opinion. Perini has not requested, and does not have any plans to request, that UBS render any “bring down” opinion or other update of its opinion.

As is typical, and as was expected by both UBS and the Special Committee, since the date of the preparation of the Special Committee case projections and since the date of UBS’ opinion, the businesses of each of Perini and Tutor-Saliba have been subject to ordinary course events over time (such as winning or losing construction projects which may or may not have been included in the projections). However, we have been advised that Perini is not aware of any material positive or negative changes in Perini’s or Tutor-Saliba’s overall operations or performance, or in any of the other material facts or conditions underlying the projections or assumptions upon which UBS based its opinion, that have occurred since the delivery of the opinion. In addition, while Perini obviously cannot predict what may occur over the next several months, we have been advised that Perini is not presently aware of any facts to indicate that any such changes are reasonably likely to occur before the annual meeting.

Nevertheless, as noted on page 70, the Perini board of directors retains the right pursuant to the Merger Agreement to change its recommendation regarding the merger proposals (including if necessary as a result of changes in Tutor-Saliba’s operations, performance or prospects). In addition, as noted on page 78, Perini will not be obligated to complete the merger if there has occurred a material adverse effect on Tutor-Saliba, and in that case Perini would be able to rely on any such change in Tutor-Saliba’s operations, performance or condition to not consummate the merger. Accordingly, if any material changes occur with respect to Tutor-Saliba’s operations, performance, prospects or condition, the Perini board of directors will continue to exercise its fiduciary duties and enforce (or elect to waive the enforcement of) its rights under the Merger Agreement and may, in connection therewith, request such a “bring down” opinion or other update of UBS’ opinion. (We also note that, in response to comment 28 below, Perini has added additional disclosure to the Proxy Statement regarding the waiver of conditions to the completion of the merger and the re-solicitation of shareholder votes.) Perini confirms that it will continue to make disclosures regarding Perini and Tutor-Saliba, any such additional opinions it receives and any matters regarding the merger as required by the federal securities laws.

At this time, however, because any changes in Perini’s or Tutor-Saliba’s operations, performance, prospects or condition, the exercise of any rights under the Merger Agreement or any requests for a “bring down” opinion or other update of UBS’ opinion are purely hypothetical, and in light of the disclosure regarding the rights of Perini and its board of directors under the Merger Agreement already included in the Proxy Statement, Perini respectfully

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Securities and Exchange Commission

July 3, 2008

believes that adding additional disclosure about how Perini might address material changes in the assumptions or projections used for purposes of UBS’ opinion or considered in connection with the Special Committee’s or the Perini board of directors’ consideration of the merger or how the Special Committee or the Perini board of directors might evaluate and react to any such matter (including whether it might request a “bring down” opinion from UBS) would not be helpful to Perini shareholders because it would be purely speculative. Moreover, it might imply to a reader a degree of certainty about future events, or a level of expectation regarding future action or inaction, that could prove misleading.

Material United States Federal Income Tax Consequences . . ., page 58

25. Please remove language under in the first sentence of the second paragraph on page 59 that the “discussion is for informational purposes only” and the language in the second sentence of the fourth paragraph that the discussion is “assuming” that the merger will qualify as a tax-free reorganization.

In response to the Staff’s comment, Perini has revised this section as requested. The revisions appear beginning on page 62.

Additional Interests of Directors, Executive Officers and Certain Beneficial Owners, page 62

26. Please quantify each of the interests, distributions, compensation and other payments to Mr. Tutor listed in this section.

In response to the Staff’s comment, Perini has revised this section to quantify the interests, distributions, compensation and other payments to Mr. Tutor. The revisions appear on page 66.

The Merger Agreement, page 64

27. We note the disclaimers in the preamble discussion. Please be advised that notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding contractual provisions are required to make the statements included in the proxy statement not misleading. Please include disclosure acknowledging that if specific material facts exist that contradict the representations or warranties in the merger agreement, you have provided corrective disclosure.

KIRKLAND & ELLIS LLP

Securities and Exchange Commission

July 3, 2008

In response to the Staff’s comment, Perini has revised this paragraph to acknowledge its obligations to disclose specific material facts that contradict the representations and warranties in the Merger Agreement to the extent required under the federal securities laws. The additional acknowledgement appears on page 68. We note that the language in this introductory paragraph and this additional acknowledgement is virtually the same as language that the Staff has accepted in several similar proxy statements.

Conditions to the Completion of the Merger, page 74

28. Briefly describe the facts under which you may waive the conditions to the merger and any circumstances under which you would re-solicit shareholders’ votes.

In response to the Staff’s comment, Perini has added additional information regarding its expectations to re-solicit shareholder votes in connection with a waiver of a closing condition in the section “Extensions and Waivers.” The additional information appears beginning on page 80.

Unaudited Pro Forma Condensed Financial Statements, page 104

29. We note your disclosure that you do not have sufficient information to make a definitive purchase price allocation. Please revise to more fully explain what steps need to be taken for you to have all the necessary information.

In response to the Staff’s comment, Perini has revised the disclosure to explain the steps it will take in order to provide a definitive accounting of the purchase price allocation. The additional information appears beginning on page 108.

30. Given that your initial purchase price allocation includes a significant amount of goodwill and non-amortizable intangibles, please revise your disclosure to include a sensitivity analysis demonstrating how allocating your purchase price to assets and liabilities other than goodwill and non-amortizable intangibles could impact your future operating results. In this regard, please quantify the impact of the potential additional amortization expense of intangible assets.

In response to the Staff’s comment, Perini has revised the disclosure to provide a description of how changes in the valuation of Tutor-Saliba’s depreciable tangible assets and/or amortizable intangible assets could impact the future operating results of the combined company. The additional information appears on page 108.

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Securities and Exchange Commission

July 3, 2008

Note 1 to Unaudited Pro Forma Condensed Financial Statements, page 110

31. Please revise to clarify how you determined that the non-amortizable intangible assets have indefinite lives.

In response to the Staff’s comment, Perini has added disclosure to clarify this matter. The additional information appears on page 114.

Note 2(a) to Unaudited Pro Forma Condensed Financial Statements, page 111

32. Please disclose the main factors that led to the fair value of the Tutor-Saliba tangible fixed assets being greater than the book value.

In response to the Staff’s comment, Perini has added the requested information to Note 2(a). The additional information appears on page 115.

Note 2(d) to Unaudited Pro Forma Condensed Financial Statements, page 111

33. Please revise to more specifically explain the nature of your $18,593 adjustment and how it reconciles to your purchase price allocation.

In response to the Staff’s comment, Perini has added additional information to Note 2(d). The additional information appears on page 115.

Note 2(f) to Unaudited Pro Forma Condensed Financial Statements, page 111

34. Please revise to more specifically disclose the various amounts comprising your incremental direct and indirect transaction costs and clarify how these amounts are factually supportable. In addition, please revise to more specifically explain the terms and amount of the liability for the contingent consideration related to a Tutor-Saliba acquisition, including the potential impact on future earnings.

In response to the Staff’s comment, Perini has revised Note 2(f) to add the additional information and to provide the additional explanation requested. The additional information appears on page 115.

Note 2(g) to Unaudited Pro Forma Condensed Financial Statements, page 111

35. Please revise to more specifically discuss how you estimated the distributions to be paid to Tutor-Saliba shareholders.

KIRKLAND & ELLIS LLP

Securities and Exchange Commission

July 3, 2008

In response to the Staff’s comment, Perini has revised Note 2(g) to provide additional discussion of the distributions. The additional information appears on page 115.

Note 2(n) to Unaudited Pro Forma Condensed Financial Statements, page 112

36. Please revise to more specifically discuss how the adjustment was calculated.

In response to the Staff’s comment, Perini has revised Note 2(n) to elaborate on the calculation of the adjustment. The additional information appears on page 116.

*    *    *    *     *

As requested by the Staff, on behalf of our client, Perini hereby acknowledges to the Staff that:

•	Perini is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

•	Perini may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We also note for the benefit of the Staff that Perini has added to the Proxy Statement disclosure beginning on page 68 regarding a recently filed litigation relating to the merger. Perini has no further information on this litigation at this time.

KIRKLAND & ELLIS LLP

Securities and Exchange Commission

July 3, 2008

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing with regard to Perini or the Proxy Statement, please feel free to contact me by phone at (202) 879-5151 or by facsimile at (202) 879-5200 or my colleague, William Sorabella, by phone at (212) 446-4932 or by facsimile at (212) 446-6460. In addition, the Staff may direct any questions or comments that it may have with regard to Tutor-Saliba to Steven B. Stokdyk at Latham & Watkins LLP, counsel to Tutor-Saliba, by phone at (213) 891-7421 or by facsimile at (213) 891-8763.

Sincerely,

/s/ Mark D. Director
Mark D. Director

cc:    Michael R. Klein, Perini Corporation

Kenneth R. Burk, Perini Corporation

Ronald N. Tutor, Tutor-Saliba Corporation

Steven B. Stokdyk, Latham & Watkins LLP